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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53578

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~First Sight, LLC~~ Firstsight, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

RECD S.E.C. FEB 27 2004 516

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. David Niles (212) 284-9903
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufmann, Gallucci & Grumer LLP
(Name – *if individual, state last, first, middle name*)

One Battery Park Plaza (Address) New York (City) NY (State) 10004 (Zip Code)

RECD S.E.C. FEB 27 2004 526

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 24 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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3-23-2004

OATH OR AFFIRMATION

I, A. David Niles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Sight, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Roslyn S. Harper
Notary Public

A. David Niles
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRSTSIGHT, LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2003

FIRSTSIGHT, LLC

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS REPORT

To the Shareholders of FirstSight, LLC:

We have audited the accompanying statement of financial condition of FirstSight, LLC. (the "Company") as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FirstSight, LLC as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

February 9, 2004

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

FIRST SIGHT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	117,088
TOTAL ASSETS	$	117,088

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	10,500
TOTAL LIABILITIES		10,500
MEMBER'S EQUITY:		
Members equity		106,588
TOTAL MEMBER'S EQUITY		106,588
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	117,088

The accompanying notes are an integral
part of this financial statement.

FIRSTSIGHT, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

First Sight, LLC (the "Company") was formed on August 24, 2001 in the state of Delaware. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company is also a member of the National Association of Securities Dealers, Inc. The Company has been formed to act broker-dealer engaged in the private placement of securities and provide merger and acquisition advisory services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company also considers all highly liquid debt instruments and commercial paper with original maturities of three months or less to be cash equivalents.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 - INCOME TAXES

The Company is a single member limited liability company and is treated as a "disregarded entity" for tax purposes. Thus the Company's assets, liabilities, and items of income, deductions, and tax credits are treated as those of the member owner.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company's fee income is derived from services rendered to the parent company.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 the Company had net capital of $104,246 which was $99,456 in excess of its required net capital of $5,000. The Company's net capital ratio was .10 to 1.